

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2014

Via E-mail
Mr. David W. Gryska
Executive Vice President and Chief Financial Officer
Incyte Corporation
1801 Augustine Cut-Off
Wilmington, Delaware 19803

Re: **Incyte Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed February 21, 2014
             File No. 1-12400

Dear Mr. Gryska:

We have reviewed your November 14, 2014 response to our November 4, 2014 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing

Notes to Consolidated Financial Statements
Note 5. License Agreements
Lilly, page 86

1. We acknowledge your response to prior comment 2. Disclosures required by GAAP, if material, must be made in your financial statements regardless of the perceived impact on competition. As a result and as previously requested, please provide us proposed revised disclosure to be included in future periodic reports that specifically discloses the amounts charged to your statements of operations for each period presented for this collaboration and where they are classified as required by ASC 808-10-50-1d. Alternatively, tell us the amounts incurred under this co-development agreement in each of the last three years and interim period in 2014 and provide us an analysis demonstrating that the amounts are not material.

Please contact Mark Brunhofer at (202) 551-3638 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant